UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2011
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 16, 2011.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: May 18, 2011

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated May 16, 2011

Exhibit 1

ELBIT SYSTEMS REPORTS FIRST QUARTER 2011 RESULTS

Backlog of orders at a record $5.6 billion;
Revenues at $620.3 million; Net income at $27.9 million;
Diluted net earnings per share of $0.65

Haifa, Israel, May 16, 2011 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense company, reported today its consolidated financial results for the first quarter ended March 31, 2011.

In this release, the Company is providing its usual US-GAAP ("GAAP") results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

First quarter 2011 results:

Revenues were $620.3 million in the first quarter of 2011, as compared to $618.2 million in the first quarter of 2010. The leading contributor to the Company's revenues was the airborne systems area of operations.

Gross profit was $185.6 million (29.9% of revenues) for the first quarter of 2011, as compared with gross profit of $184.5 million (29.9% of revenues) in the first quarter of 2010.

Research and development expenses, net were $54.2 million (8.7% of revenues) in the first quarter of 2011, as compared to $52.7 million (8.5% of revenues) in the first quarter of 2010.

Marketing and selling expenses were $55.0 million (8.9% of revenues) in the first quarter of 2011, as compared to $54.6 million (8.8% of revenues) in the first quarter of 2010.

General and administrative expenses were $35.5 million (5.7% of revenues) in the first quarter of 2011, as compared to $28.1 million (4.5% of revenues) in the first quarter of 2010. The increase was mainly a result of consolidation of expenses from recently acquired subsidiaries.

Financial expenses, net were $10.7 million in the first quarter of 2011, as compared to $3.1 million in the first quarter of 2010. Financial expenses were comparatively higher in the first quarter of 2011 due to currency hedging related expenses as well as due to higher expenses related to the Series A Notes that the Company issued during the second quarter of 2010.

Taxes on income were $5.3 million (effective tax rate of 17.4%) in the first quarter of 2011, compared to taxes on income of $10.3 million (effective tax rate of 17.5%) in the first quarter of 2010.

Equity in net earnings of affiliated companies and partnership was $3.8 million (0.6% of revenues) in the first quarter of 2011, as compared to $3.9 million (0.6% of revenues) in the first quarter of 2010.

Net income attributable to non-controlling interests was $1.0 million in the first quarter of 2011, as compared with $2.8 million in the first quarter of 2010.

Net income attributable to the Company's ordinary shareholders' was $27.9 million (4.5% of revenues) in the first quarter of 2011, as compared to $49.8 million (8.1% of revenues in the first quarter of 2010. Net income in the first quarter of 2010 included $9.6 million in income from the sale of Mediguide shares.

Diluted net earnings per share attributable to the Company's ordinary shareholders were $0.65 for the first quarter of 2011, as compared with $1.15 for the first quarter of 2010.

The Company’s backlog of orders increased to $5,603 million as of March 31, 2011, as compared with $5,446 million as of December 31, 2010 and $5,247 million as of March 31, 2010. Approximately 77% of the backlog relates to orders outside of Israel. Approximately 68% of the Company’s backlog as of March 31, 2011, is scheduled to be performed during the upcoming three quarters of 2011 and during 2012.

Operating cash flow was $40.1 million during the first quarter of 2011, as compared to $64.0 million in the first quarter of 2010. The reduction in the operating cash flow was a result of reduced net profit and increased inventories.

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by our management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data below includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.  In the Company's non-GAAP presentation below, the Company made the following adjustments: (1) amortization of purchased intangible assets, (2) significant reorganization, restructuring and other related expenses, (3) impairment of investments, including impairment of auction rate securities, (4) gain from changes in holdings, including revaluation of the previously held shares at the acquisition date when a business combination is achieved in stages (step-up) and (5) the income tax effects of the foregoing.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures.  Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months Ended March 31		Year Ended December 31
	2011	2010	2010

GAAP gross profit	185.6	184.5	797.9
Adjustments:
Amortization of purchased intangible assets	7.6	4.3	25.0
Reorganization, restructuring and other related expenses(1)	-	-	12.8
Non-GAAP gross profit	193.2	188.8	835.7
Percent of revenues	31.1%	30.5%	31.3%

GAAP operating income	40.9	49.2	207.4
Adjustments:
Amortization of intangible assets	14.0	10.5	47.7
Reorganization, restructuring and other related expenses(1)	-	-	16.4
Impairment of investments(2)	-	-	1.3
Gain from changes in holdings(3)	-	-	(4.8)
Non-GAAP operating income	54.9	59.7	268.0
Percent of revenues	8.9%	9.7%	10.0%

GAAP net income attributable to Elbit Systems’ shareholders	27.9	49.8	183.5
Adjustments:
Amortization of intangible assets	14.0	10.5	47.7
Reorganization, restructuring and other related expenses(1)	-	-	16.4
Impairment of investments(2)	-	-	1.3
Gain from changes in holdings(3)	-	(12.8)	(17.6)
Related tax benefits	(3.3)	0.6	(8.9)
Non-GAAP net income attributable to Elbit Systems’ shareholders	38.6	48.1	222.4
Percent of revenues	6.3%	7.8%	8.3%

Non-GAAP diluted net EPS	0.9	1.1	5.1

(1)
Adjustment of reorganization, restructuring and other related expenses in 2010, were mainly due to write-off of inventories in the amount of approximately $13 million related to the acquisitions of Soltam and ITL.

(2)	Adjustment of impairment of investments in 2010 was due to the impairment of ICI intangible assets.
(3)	Adjustment of gain from changes in holdings in 2010 included income of $12.8 million before tax from the sale of Mediguide shares and a gain of $4.8 million from a "step-up" in an investment in 2010.

Recent Events:

On March 16, 2011, the Company announced the signing of a founder's agreement (the "Agreement") with Israel Aerospace Industries Ltd. ("IAI") to establish a joint company and a limited partnership (collectively the "Joint Entity") to perform a potential project of purchasing and maintenance of advanced training aircraft, as well as additional services (the "Project"), for the Israeli Ministry of Defense (the "MoD"). The Joint Entity established under the Agreement, will be equally owned (subject to required regulatory approvals), and will supply the MoD with the products and services required for the Project's execution. Certain portions of the Project's work scope will be acquired from IAI and Elbit Systems, respectively, in accordance with a work sharing plan determined by the two sides.

On March 28, 2011, the Company announced that its wholly-owned U.S. subsidiary, Elbit Systems of America, was awarded a $9.6 million contract by the United States Marine Corps System Command at Quantico Marine Base, Virginia to build the Joint Terminal Attack Controller Laser Target Designator (JTAC LTD). The project will be performed over a period of one year time, including production of the units, supplying spares, and conducting training. The contract also contains options for logistics support, which if exercised, will bring its value to $10.8 million.

On March 30, 2011, the Company announced, further to its announcement of February 22, 2011, that it completed the acquisition of the balance of the shares of Elisra Electronic Systems Ltd. held by Elta Systems Ltd. a subsidiary of Israel Aerospace Industries Ltd.

On April 6, 2011, the Company announced that it was awarded a contract to supply self-propelled artillery and accompanying systems to an African country. The contract, valued at approximately $24 million, will be performed over the next two years. This was the first contract announcement regarding Soltam Systems Ltd. ("Soltam") since its recent acquisition by the Company. The contract calls for the supply of a complete solution, including Soltam's ATMOS self-propelled artillery, command stations, observation and target acquisition systems, as well as fire control and command and control systems. In addition, the Company will manage the training and maintenance during the project's duration.

On April 8, 2011, the Company announced that it filed a lawsuit in the High Court of Justice of the United Kingdom against the Government of Georgia (the "Government"), in an amount of approximately $100 million. The lawsuit was filed as a result of the Government's failure to pay amounts due to the Company in connection with deliverable items under several contracts signed in 2007.

On April 11, 2011, the Company announced that its Brazilian subsidiary, AEL Sistemas S.A ("AEL") was awarded a follow-on contract from a subsidiary of Embraer S.A. ("Embraer Defense and Security") for the upgrade of eleven F-5 aircraft. AEL is the main subcontractor to Embraer Defense and Security, the prime contractor for the project. The contract is valued at $85 million, to be performed through 2013. The upgrade contract, which is follow-on to contracts awarded in 2001 and 2007, will include engineering services and the delivery of all system equipment, including the mission computer, display systems, radar, EW system, ammunition management system and other avionics products. In addition, as part of the contract, AEL will supply a flight simulator, spares and ground support equipment.

On April 11, 2011, the Company announced that Elbit Systems of America's recently acquired subsidiary, M7 Aerospace LP ("M7"), was awarded a $15.6 million contract by the Naval Air Systems Command (NAVAIR) in Patuxent River, Maryland to perform Contractor Logistics Support (CLS) and maintenance for a mixed fleet of seven RC/EC/C-26D and 12 UC-35C/D utility aircraft. The five-year contract is for a base year with four one-year renewal options.

On April 13, 2011, the Company announced that its Brazilian subsidiary, AEL signed a strategic agreement with Embraer Defense and Security, a subsidiary of Embraer, during the Latin American Aerospace & Defense (LAAD) Exhibition 2011. The agreement envisages the evaluation of joint exploration of unmanned aircraft systems ("UAS"), including the anticipated creation of a jointly owned company with majority participation of Embraer Defense and Security to work in the segment.

On May 11, 2011, the Company announced that it has been awarded a contract for the establishment of a Helicopter Pilot Training Center for Macedonia's Defense and Security Forces. The project, valued at 43 million Euros, will be operated under a PFI (Private Financing Initiative) concept, under which the Company will provide a comprehensive solution, including the setting up of the training center, acquisition of aircraft, supply of full mission simulators and operation of the center for a period of eight years. The Pilot Training Center will prepare and qualify new pilots for the Macedonian Defense and Security forces, as well as provide training of active pilots.

Management Comment:

Joseph Ackerman, President and CEO of Elbit Systems, commented: "We are encouraged by the continuous growth in our backlog, for the fourth consecutive quarter. The trend of improvement testifies to the relevance of our systems to the market's evolving needs, and highlights our ability to supply cutting-edge solutions to our customers". Ackerman added: "Over the past year, we have made significant strategic advances, completing numerous important acquisitions, both in Israel and internationally, which broaden the basis for our long-term strategic growth. We expect to see the fruits resulting from the synergy within our recent acquisitions, and we believe these efforts will help us maintain our continued growth and market leadership".

Dividend:

The Board of Directors declared a dividend of $0.36 per share for the first quarter of 2011. The dividend’s record date is May 24, 2011, and the dividend will be paid on June 6, 2011, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Monday, May 16, 2011 at 9:00am Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609

at 9:00am Eastern Time; 6:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from the same link a few hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5901 (Israel and International).

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Attachments:

Consolidated balance sheet
Consolidated statements of income
Condense consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

ELBIT  SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	March 31	December 31
	2011	2010
	Unaudited	Audited
Assets

Current assets:
Cash and cash equivalents	138,641	151,059
Short-term bank deposits	99,732	62,662
Available for sale and trading marketable securities	-	824
Trade and unbilled receivables, net	686,474	702,364
Other receivables and prepaid expenses	168,696	166,124
Inventories, net of customers advances	723,176	665,270
Total current assets	1,816,719	1,748,303

Investment in affiliated companies, partnership and other companies	91,171	88,116
Available for sale marketable securities	7,122	7,179
Long-term trade and unbilled receivables	74,140	90,343
Long-term bank deposits and other receivables	40,442	44,401
Deferred income taxes, net	27,361	29,892
Severance pay fund	310,867	302,351
	551,103	562,282

Property, plant and equipment, net	517,830	503,851
Goodwill and other intangible assets, net	786,572	796,664
Total assets	3,672,224	3,611,100

Liabilities and Shareholders' Equity

Short-term bank credit and loans	92,829	15,115
Current maturities of long-term loans and Series A Notes	42,755	43,093
Trade payables	329,620	360,736
Other payables and accrued expenses	647,815	645,146
Customer advances in excess of costs incurred on contracts in progress	332,494	302,691
	1,445,513	1,366,781

Long-term loans, net of current maturities	312,448	292,039
Series A Notes and convertible debentures, net of current maturities	269,281	273,357
Accrued termination liabilities	407,397	395,303
Deferred income taxes and tax liabilities, net	56,231	55,936
Customer advances in excess of costs incurred on contracts in progress	169,927	177,191
Other long-term liabilities	48,747	45,042
	1,264,031	1,238,868

Elbit Systems Ltd.'s shareholders' equity	937,230	966,693
Non-controlling interests	25,450	38,758
Total shareholders' equity	962,680	1,005,451
Total liabilities and shareholders' equity	3,672,224	3,611,100

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Three Months Ended March 31		Year Ended December 31
	2011	2010	2010
	Unaudited		Audited

Revenues	620,258	618,201	2,670,133
Cost of revenues	434,613	433,656	1,872,263
Gross profit	185,645	184,545	797,870

Operating expenses:
Research and development, net	54,214	52,665	234,131
Marketing and selling	54,987	54,595	229,942
General and administrative	35,510	28,085	131,200
Other income, net	-	-	(4,756)
	144,711	135,345	590,517

Operating income	40,934	49,200	207,353

Financial expenses, net	(10,662)	(3,135)	(21,251)
Other income, net	194	12,981	13,259
Income before taxes on income	30,466	59,046	199,361
Income taxes	(5,300)	(10,327)	(24,037)
	25,166	48,719	175,324

Equity in net earnings of affiliated companies and partnership	3,751	3,912	19,343
Net income	28,917	52,631	194,667

Less: net income attributable to non-controlling interests	(988)	(2,849)	(11,169)
Net income attributable to Elbit Systems Ltd.'s shareholders	27,929	49,782	183,498

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	0.65	1.17	4.30
Diluted net earnings per share	0.65	1.15	4.25
Weighted average number of shares used in computation of basic earnings per share	42,732	42,577	42,645
Weighted average number of shares used in computation of diluted earnings per share	43,223	43,286	43,217

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Three Months Ended March 31		Year Ended December 31
	2011	2010	2010
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	28,917	52,631	194,667
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	37,155	29,683	132,141
Write-off impairment	-	-	1,284
Stock based compensation	356	1,335	5,211
Amortization of Series A Notes discounts and related issuance costs	(152)	-	(258)
Deferred income taxes and reserve, net	622	(9,371)	(28,162)
Gain on sale of property, plant and equipment	(502)	(806)	(2,600)
Gain on sale of investment	67	(12,977)	(19,151)
Equity in net earnings of affiliated companies and partnership, net of dividend received (*)	7,812	(811)	(8,418)
Change in operating assets and liabilities:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses	29,328	72,990	(84,708)
Increase in inventories, net	(58,248)	(5,276)	(49,724)
Increase (decrease) in trade payables, other payables and accrued expenses	(27,386)	(18,266)	76,808
Severance, pension and termination indemnities, net	3,145	1,735	4,160
Increase (decrease) in advances received from customers	18,949	(46,887)	(36,396)
Net cash provided by operating activities	40,063	63,980	184,854

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(37,830)	(26,151)	(138,644)
Acquisition of subsidiaries and business operations	-	-	(229,556)
Investments in affiliated companies and other companies	(6,786)	-	(4,956)
Proceeds from sale of property, plant and equipment	2,417	2,355	11,841
Proceeds from sale of investment	-	12,751	27,941
Investment in long-term deposits, net	1,616	4,063	15,756
Investment in (proceeds from sale of) short-term deposits and available for sale securities, net	(37,104)	(18,920)	63,205
Net cash used in investing activities	(77,687)	(25,902)	(254,413)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	1,496	1,912	3,590
Purchase of non-controlling interests	(73,455)	-	-
Repayment of long-term bank loans	(2,680)	(46,585)	(488,657)
Proceeds from long-term bank loans	24,252	34,990	387,692
Proceeds from issuance of Series A Notes	-	-	283,213
Series A Notes issuance costs	-	-	(2,530)
Early redemption of convertible debentures	(2,121)	-	-
Dividends paid	-	(1,653)	(63,137)
Tax benefit in respect of options exercised	-	-	710
Change in short-term bank credit and loans, net	77,714	-	(40,972)
Net cash provided by (used in) financing activities	25,206	(11,336)	79,909

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,418)	26,742	10,350
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	151,059	140,709	140,709
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	138,641	167,451	151,059
* Dividend received from affiliated companies and partnership	11,563	3,101	10,925

ELBIT  SYSTEMS LTD.
DISTRIBUTION OF REVENUES

CONSOLIDATED REVENUE BY AREAS OF OPERATION:

	Three Months Ended March 31				Year Ended December 31
	2011		2010		2010
	$ millions	%	$ millions	%	$ millions	%

Airborne systems	251.1	40.5	183.4	29.7	791.1	29.6
Land systems	83.4	13.4	81.5	13.2	363.2	13.6
C4ISR systems	193.7	31.2	245.3	39.7	1,019.1	38.2
Electro-optics	64.8	10.5	81.3	13.2	368.8	13.8
Other (mainly non-defense engineering and production services)	27.3	4.4	26.7	4.2	127.9	4.8
Total	620.3	100.0	618.2	100.0	2,670.1	100.0

CONSOLIDATED REVENUES BY GEOGRAPHICAL REGIONS:

	Three Months Ended March 31				Year Ended December 31
	2011		2010		2010
	$ millions	%	$ millions	%	$ millions	%

Israel	170.1	27.4	142.8	23.1	651.0	24.4
United States	209.1	33.7	187.7	30.4	844.0	31.6
Europe	111.2	17.9	156.2	25.2	541.7	20.3
Other countries	129.9	21.0	131.5	21.3	633.4	23.7
Total	620.3	100.0	618.2	100.0	2,670.1	100.0